Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Plc Announces Plan to Implement ADS Ratio Change

DUBLIN, Ireland (July 22, 2026) - Trinity Biotech plc (Nasdaq: TRIB), (the “Company”) today announced that it plans to change the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing twenty (20) Class A ordinary shares to one (1) ADS representing six hundred (600) Class A ordinary shares.

For Trinity Biotech Plc ADS holders, the change in the ADS ratio will have the same effect as a one for-thirty reverse ADS split and is intended to i) enable the Company to regain compliance with the $1.00 Nasdaq minimum bid price requirement, and ii) facilitate investment from a broader pool of potential investors, who may have previously been unable to invest due to the ADSs trading below a price of $5.00. There is no change to the Company’s Class A ordinary shares. The effect of the ratio change on the ADS trading price on the Nasdaq Global Market is expected to take place at the open of trading on July 24, 2026 (U.S. Eastern Time) (the “Effective Date”). The Trinity Biotech Plc ADSs holders will be required on a mandatory basis to surrender and exchange to The Bank of New York Mellon, the depositary bank (the “Depositary”), every thirty (30) then-held (old) ADSs to receive one (1) new ADS. The ADSs will continue to be traded on the Nasdaq Global Market under the symbol “TRIB”.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than thirty times the ADS price before the change.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.